SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a or 15d–16 of
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2002

EUROTEL BRATISLAVA, A.S.
(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorska 100/A
831 03 Bratislava
Slovak Republic
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82 N/A

EUROTEL BRATISLAVA, A.S.

Part I—Financial Information

Item 1:     Condensed Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(in thousands of Slovak Crowns) (unaudited)

		As of December 31,	As of March 31,
	Notes	2001	2002
ASSETS
Non-current assets
Property and equipment		5,565,548	5,470,035
Licenses	2	675,350	657,884
Deferred expenses		27,183	22,344

		6,268,081	6,150,263

Current assets
Inventories	4	260,769	291,120
Receivables, prepayments and deferred expenses		1,108,857	1,103,552
Investments	5	3,671,380	3,158,579
Cash and cash equivalents		954,363	998,120

		5,995,369	5,551,371

Total assets		12,263,450	11,701,634

LIABILITIES AND EQUITY
Shareholders’ equity
Share capital		3,734,735	3,734,735
Accumulated deficit		(148,288)	(75,357)

	6	3,586,447	3,659,378

Non-current liabilities
Long term notes		6,577,558	6,428,859
Deferred revenues		27,183	22,344
Deferred tax liability	3	40,629	57,165

		6,645,370	6,508,368

Current liabilities
Trade, other payables and deferred revenues		1,797,539	1,492,711
Accrued interest—long term notes		197,094	4,177
Provisions		37,000	37,000

		2,031,633	1,533,888

Total liabilities and equity		12,263,450	11,701,634

The accompanying notes form an integral part of these consolidated financial statements.

EUROTEL BRATISLAVA, A.S.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of Slovak Crowns) (Unaudited)

		Three months ended March 31,
	Notes	2001	2002
Revenues	7	1,761,598	2,087,827
Cost of sales and services	8	(693,151)	(1,020,524)

Gross profit		1,068,447	1,067,303
Operating expenses	9	(729,541)	(881,810)

Operating profit		338,906	185,493
Finance costs	10	(131,773)	(95,226)

Income before tax		207,133	90,267
Income taxes	11	(68,718)	(17,336)

Net income		138,415	72,931

The accompanying notes form an integral part of these consolidated financial statements.

EUROTEL BRATISLAVA, A.S.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Slovak Crowns) (Unaudited)

	Three months ended March 31,
	2001	2002
Cash flows from operations	628,474	516,774

Interest paid	(429,178)	(375,948)
Interest received	52,906	40,025
Income tax received / (paid)	(2,881)	(1,245)

Net cash flows from operating activities	249,321	179,606

Cash flows from investing activities

Purchase of property and equipment	(413,557)	(564,973)
Purchase of licenses	—	—
Purchase of investments	(1,335,736)	(427,292)
Proceeds from disposal of property and equipment	180	5,351
Proceeds from disposal of investments	1,344,702	851,065

Net cash used in investing activities	(404,411)	(135,849)

Cash flows from financing activities	—	—

Net cash flows from financing activities	—	—

Net (decrease) / increase in cash and cash equivalents	(155,090)	43,757

Cash and cash equivalents at beginning of period	1,483,765	954,363

Cash and cash equivalents at end of period	1,328,675	998,120

The accompanying notes form an integral part of these consolidated financial statements.

EUROTEL BRATISLAVA, A.S.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands of Slovak Crowns) (unaudited)

	Ordinary Shares	Share Premium	Preferred Shares	Retained Earnings/ Accumulated Deficit)	Total
Balance as of December 31, 2000	765,470	1,035	172,230	(642,112)	296,623

Capitalization of shareholder loans (See Note 6)	2,796,000	—	—	—	2,796,000
Capitalization of shareholder loans—adjustment due to effect of blend of exchange rates and tax planning (See Note 6)	—	—	—	186,680	186,680
Net income for the three months ended March 31, 2001	—	—	—	138,415	138,415

Balance as of March 31, 2001	3,561,470	1,035	172,230	(317,017)	3,417,718

Balance as of December 31, 2001	3,561,470	1,035	172,230	(148,288)	3,586,447

Net income for the three months ended March 31, 2002	—	—	—	72,931	72,931

Balance as of March 31, 2002	3,561,470	1,035	172,230	(75,357)	3,659,378

The accompanying notes form an integral part of these consolidated financial statements.

EUROTEL BRATISLAVA, A.S.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Slovak Crowns) (unaudited)

1.    Basis of Preparation

These consolidated financial statements have been prepared in accordance with and comply with International Accounting Standards (“IAS”). The financial information contained in these financial statements is unaudited. The financial statements do not form the statutory accounts of EuroTel Bratislava, a.s. (“EuroTel”), which are prepared separately in accordance with Slovak law and accounting practice.

The consolidated financial statements and accompanying notes have been presented in thousands of Slovak Crowns.

In the opinion of management, the accompanying financial statements of EuroTel contain all adjustments necessary to present fairly, in all material respects, EuroTel’s consolidated financial position as of March 31, 2002, and the results of operations and cash flows for the three months ended March 31, 2002 and March 31, 2001. All such adjustments are deemed to be of a normal recurring nature. The financial statements should be read in conjunction with the financial statements and the related notes included in EuroTel’s financial statements as of December 31, 2001 and 2000 and for each of the years then ended. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the full year.

2.    Licenses

EuroTel reports intangible assets at cost less accumulated amortization.

	As of December 31, 2001	As of March 31, 2002
General license	1,053,149	1,053,149
Less: accumulated amortization	(377,799)	(395,265)

	675,350	657,884

The general license is valid until 2011, at which point EuroTel has the option to renew the license for up to an additional ten years.

3.    Deferred Taxes

Deferred taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 25%. On December 4, 2001 the Slovak corporate tax rate changed from 29% to 25% effective from January 1, 2002.

The movement on the deferred tax account is as follows:

	As of December 31, 2001	As of March 31, 2002
At beginning of year	223,715	(40,629)
Income statement charge	(188,095)	(16,536)
Tax charged to equity (Note 6)	(76,249)	—

At end of year	(40,629)	(57,165)

The deferred tax charge to equity in 2001 was recorded in relation to capitalization of shareholder loans. This transaction is further described in Note 6.

EUROTEL BRATISLAVA, A.S.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of Slovak Crowns) (unaudited)

3.    Deferred Taxes (continued)

Deferred tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through the future taxable profits is probable. Tax loss carryforwards as of December 31, 2001 of Sk1,642,916 represents tax loss accumulated over the years ended December 31, 1999, 2000 and 2001 that may, under Slovak tax law, be offset against future taxable profits during 2002 through to 2006. An additional tax loss of Sk363,671 incurred during the three months ended March 31, 2002, has been recognized within the deferred tax asset related to tax loss carryforwards, as it is expected that the EuroTel will produce a taxable profit in the 2002 tax year as a whole. The deferred tax loss related to the tax loss carryforwards was recognized on the basis of estimated future taxable profits of the Company within the relevant tax jurisdiction.

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the period is as follows:

Deferred tax liabilities

	As of December 31, 2001	(Charged)/ Credited to Income Statement	As of March 31, 2002
Temporary differences arising from accelerated tax
depreciation	(610,693)	(39,836)	(650,529)
Deferred expenses	(19,580)	3,852	(15,728)

Deferred tax liabilities	(630,273)	(35,984)	(666,257)

Deferred tax assets

	As of December 31, 2001	(Charged)/ Credited to Income Statement	As of March 31, 2002
Unrealized foreign exchange losses	53,075	(39,637)	13,438
Accrued interest	50,901	(49,857)	1,044
Deferred revenues	19,580	(3,852)	15,728
Other accruals	23,523	7,107	30,630
Bad debt provision for receivables(a)	—	10,716	10,716
Rent and exit costs	17,342	4,137	21,479
Premium on long term notes repurchase and write-off
of deferred finance charges(b)	14,493	(83)	14,410
Tax losses carried forward	410,730	90,917	501,647

Deferred tax assets	589,644	19,448	609,092

(a)
Prior to January 1, 2002 the Slovak tax law allowed the debtor to claim tax benefit only after certain statutory collection requirements were complied with. Due to significant practical difficulties in pursuing such statutory requirements it was EuroTel’s policy not to recognize deferred tax asset on its bad debt provision. The Amendment to the Income Taxes Act, effective from January 1, 2002, significantly relaxed the rules for tax benefit collection in relation to newly originated receivables. In accordance with the Amendment, 50% of the bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the receivable due date and a tax benefit for further 25% of the receivable value can be claimed if the receivable is still unpaid after 36 months from the original due date. The deferred tax asset arising on the bad debt provision was recorded in the first quarter of 2002 in relation to receivables within the scope of the Amendment.

(b)
Deferred tax asset of Sk14,493 has been recognized as of December 31, 2001 to account for timing differences between accounting and tax profits of EuroTel caused by repurchase, by EuroTel, of €15 million of its long term notes. Under IAS, the premium paid by EuroTel over the carrying value of repurchased notes together with unamortized deferred finance charges related to the repurchased notes were charged to income. Under Slovak law, for tax purposes, the premium will become deductible on the date of maturity of long term notes and the deferred finance charges will continue to be amortized over the period until such date.

EUROTEL BRATISLAVA, A.S.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of Slovak Crowns) (unaudited)

3.    Deferred Taxes (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax asset/liabilities and when the deferred taxes relate to the same fiscal authority.

The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	As of December 31, 2001	As of March 31, 2002
Deferred tax liability	(40,629)	(57,165)

The amounts shown in the balance sheet include the following:
	As of December 31, 2001	As of March 31, 2002
Deferred tax assets to be recovered after more than 12 months	414,599	382,496
Deferred tax liabilities to be settled after more than 12 months	(478,931)	(525,662)

	(64,332)	(143,166)

4. Inventories
	As of December 31, 2001	As of March 31, 2002
Mobile
Mobile phones and accessories	195,633	243,178
SIM cards	60,271	43,558

	255,904	286,736
MDNS
MDNS inventory	4,865	4,384

	260,769	291,120

EuroTel uses an aging analysis of inventory that approximates the amount that would have been provided for under specific identification; stock items with carrying value of Sk51,663 are carried at net realizable value (Sk36,327 as of December 31, 2001). Inventories are shown net of allowances of Sk19,269 and Sk17,516 as of December 31, 2001 and March 31, 2002, respectively.

EUROTEL BRATISLAVA, A.S.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of Slovak Crowns) (unaudited)

5.    Investments

EuroTel has invested in a portfolio of Euro denominated government bonds. The bonds mature in periods ranging from two to ten months from the balance sheet date. The bonds pay interest at fixed rates with effective interest rates ranging from 3.23% to 4.35%. As of December 31, 2001 and as of March 31, 2002 the fair value of the securities was Sk3,679,578 and Sk3,157,656 respectively. EuroTel has the intent and ability to hold all investments to maturity.

	As of December 31, 2001	As of March 31, 2002
Opening net book amount	3,559,842	3,671,380
Additions	4,604,154	427,292
Redemptions	(4,405,473)	(851,065)
Amortization of discount	8,461	(6,052)
Foreign exchange differences	(95,604)	(82,976)

Closing net book amount	3,671,380	3,158,579

6.    Shareholders’ Equity

Upon formation of EuroTel Bratislava, a.s., two classes of shares were issued, ordinary shares and non-redeemable preferred shares with discretionary dividends.

On December 17, 1999, EuroTel’s shareholders approved an increase in both ordinary and preferred share capital by capitalizing shareholder loans with a carrying value of Sk334,400. As a result, the total number of ordinary shares authorized, issued and outstanding at December 31, 2000 was 765,470, of which 390,390 and 375,080 were issued to Slovak Telecom (“ST”) and Atlantic West B.V. (“AWBV”) respectively. The total number of preferred shares authorized, issued and outstanding at December 31, 2000 was 172,230, all of which were issued to ST.

On December 19, 2000 the Board of Directors of EuroTel, including representatives of all shareholders, agreed to capitalize all outstanding shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of Sk3,058,929 into ordinary share capital of the Company as of January 1, 2001. The agreement was scheduled at shareholders’ meeting of March 22, 2001. As a result of this transaction, the total number of ordinary shares authorized, issued and outstanding at December 31, 2001 was 3,561,470, of which 1,816,350 and 1,745,120 were issued to ST and AWBV respectively. The total number of authorized, issued and outstanding preferred shares remains 172,230, all of which are held by ST.

The capitalization was effected at a blend of exchange rates in effect during the loan periods giving rise to Sk186,680 increase in equity (net of taxes of Sk76,249). Under Slovak law the increase can be distributed to shareholders of the Company through dividends. Accordingly, the increase was credited to EuroTel’s retained earnings.

Each class of shares has a nominal value of Sk1 per share and carries one vote per share. The preferred shares have the right to share in profits of EuroTel solely through the payment of a preferred dividend of one Slovak Crown per share prior to the payment of the dividend to the holders of ordinary shares. Ordinary shares carry the right to share equally in the profits of EuroTel through the payment of a dividend as and when declared. Share premiums represent the excess of each owner’s total initial capital contribution over their proportionate contribution to EuroTel’s registered capital prior to the transformation of EuroTel into a joint stock company.

EuroTel cannot make any dividend payment or other distribution unless certain criteria set forth in the indenture agreement are satisfied.

EUROTEL BRATISLAVA, A.S.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of Slovak Crowns) (unaudited)

7.    Revenues

	Three months ended March 31,
	2001	2002
Mobile service revenues	1,439,755	1,760,543
Mobile equipment and other sales
Mobile equipment and accessories sales	126,264	156,320
Other revenues	80,353	56,559

	206,617	212,879

Managed data network services (“MDNS”)
MDNS service revenues	114,780	112,796
MDNS equipment revenues	446	1,609

	115,226	114,405

	1,761,598	2,087,827

Service Revenues
Total service revenues, which exclude revenues from the sale of mobile equipment and MDNS equipment, were as follows:
	Three months ended March 31,
	2001	2002
Service revenues	1,634,888	1,929,898

8. Cost of Sales and Services
	Three months ended March 31,
	2001	2002
Mobile service cost of sales
Interconnect	221,735	314,372
Roaming	59,041	72,113
Leased circuits	55,815	60,049
License and other costs	14,414	42,705

	351,005	489,239

Mobile equipment and service commissions
Equipment, SIM cards, accessories and spare parts	272,341	434,642
Service commissions	33,147	60,938

	305,488	495,580

Managed data network services cost of sales
MDNS service cost of sales	36,658	34,617
MDNS equipment cost of sales	—	1,088

	36,658	35,705

	693,151	1,020,524

Depreciation and amortization are not included in cost of sales and services but under operating expenses. Total service cost of goods sold, which excludes the cost of mobile equipment and MDNS equipment sold, were as follows:

	Three months ended March 31,
	2001	2002
Cost of services	420,820	584,794

EUROTEL BRATISLAVA, A.S.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of Slovak Crowns) (unaudited)

9.    Operating Expenses

	Three months ended March 31,
	2001	2002
Advertising	67,523	93,902
Marketing and sales	4,938	8,425
Wages and employee benefits(a)	126,264	151,671
Building maintenance	10,058	17,429
Network and IT support and maintenance	57,187	63,123
Motor vehicles expenses	9,002	8,282
Rent—base station and cell sites	17,491	19,536
Rent—buildings	26,276	36,711
Employee training and travel	3,615	9,141
Office supplies	12,459	16,459
Professional fees and administrative costs	27,891	57,527
Bad debt expense	19,591	7,578
Depreciation(b)	340,855	389,295
Amortization	17,466	17,466
Capitalized expenses(c)	(11,075)	(14,735)

	729,541	881,810

(a)
Wages and employee benefits include Sk28,741 of contributions accrued to the statutory health, retirement benefit and unemployment schemes during the three months ended March 31, 2002 (Sk25,028 during the three months ended March 31, 2001).

(b)
Included in the depreciation charge is a one-time write-off of Sk24,091 representing the net book value of point-to-multipoint system (“PMP”) for wireless connection of the GSM base stations and MDNS customers to MDNS network. While the Slovak Telecom Office (the “Telecom Office”) opened a tender for a new license for the spectrum used by PMP equipment, EuroTel’s management decided not to exercise this offer and ceased the usage of this equipment. PMP equipment was used 69% for the MDNS and 31% for the Mobile Communications Services business segment.

(c)	Capitalized expenses include labor and overhead expenses associated with the construction of fixed assets.

10.    Finance Costs

	Three months ended March 31,
	2001	2002
Interest expense on borrowings	212,571	183,060
Arrangement fees and other finance expenses, net	8,784	9,381
Capitalized interest(a)	(2,052)	(3,210)
Interest income	(58,830)	(40,616)
Foreign exchange (gains) / losses	(28,700)	(53,389)

	131,773	95,226

(a)	Capitalization rates used to determine capitalized interest were as follows:

	Three months ended March 31,
	2001	2002
Capitalization rates	7.7%	8.3%

F.O.B.12

EUROTEL BRATISLAVA, A.S.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of Slovak Crowns) (unaudited)

11.    Income Taxes

A reconciliation between the reported income tax charge/(credit) and the theoretical amount that would arise using the statutory tax rates is as follows:

	Three months ended March 31,
	2001	2002
Income before tax	207,133	90,267

Income tax at 25% (2001: 29%)	60,068	22,567
Non-deductible provision for doubtful accounts(a)	6,391	(8,408)
Non-deductible provision for inventory	(6,435)	(438)
Other, net	8,694	3,615

	68,718	17,336

Income tax expense for the period

The tax charge for the period comprises:
Deferred tax charge(b)	62,544	16,536
Tax charge in respect of current and prior periods	3,290	800
Withholding tax on interest income(c)	2,884	—

	68,718	17,336

(a)
Uncollectable receivables are not deductible for tax until certain statutory collection requirements are complied with. As described under Note 3 (a) the Amendment to the Income Taxes Act, effective January 1, 2002 relaxed the rules for tax benefit collection related to receivables due after December 31, 2001. The treatment of receivables due prior to December 31, 2001 was not modified. Movements in bad debt provision in relation to such pre-existing receivables therefore continue to be a permanent difference for income tax purposes.

(b)
The deferred tax charge is mainly the result of the differences between accounting and tax depreciation, unrealized foreign exchange losses which are not considered tax deductible under current Slovak tax legislation until realized, accruals including interest on long term notes which are not considered tax deductible under current Slovak tax legislation until paid, and tax loss carryforwards.

(c)
During the first quarter of 2001 EuroTel charged its income statement with Sk2,884 of withholding tax related to interest income taxed directly at source at a rate of 15%. Under Slovak law, such payments would be available for offset with income tax liability, but are not recoverable in the event of a tax loss, which was the case in 2001. The tax withheld on EuroTel’s interest income of the first quarter of 2002 in the amount of Sk1,245 was carried forward as income tax prepayment as it is expected that EuroTel will produce taxable profits in 2002 fiscal year.

12.    Capital Commitments

EuroTel had the following contractual capital commitments:

	As of December 31, 2001	As of March 31, 2002
Capital expenditures that have been contracted for but have not been provided for in the financial statements	309,672	731,783

These commitments principally relate to the network, with the majority of payments expected to occur within one year. These commitments are cancelable without significant penalty.

EUROTEL BRATISLAVA, A.S.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of Slovak Crowns) (unaudited)

13.    Related Party Transactions

In the normal course of business EuroTel purchases certain telecommunications services from and sells certain services to ST. EuroTel has certain lease agreements with ST. Related party transactions with AWBV and T-Mobile International constitute management fees paid for consulting services and payments for seconded employees. In addition, EuroTel had outstanding long term borrowings from its shareholders. On March 22, 2001, EuroTel’s shareholders approved an increase in ordinary share capital by capitalizing all shareholder loans and interest accrued thereon through December 31, 2000 (see Note 6). EuroTel also purchases and sells in the normal course of business telecommunications services from following subsidiaries, associated undertakings and joint ventures within the respective groups of EuroTel’s shareholders: Eurotel Praha and RadioMobil in the Czech Republic, T-Mobile in Germany, T-Mobil Austria (f/k/a max.mobil), Westel in Hungary, Omnitel in Italy and PTC in Poland.

EuroTel’s transactions with the aforementioned related parties, majority of which were undertaken on an arms length basis, were as follows:

	Three months ended March 31,
	2001	2002
Sales to ST	248,096	233,474
Purchases from ST	176,246	194,040
Lease expense paid to ST	10,482	10,850
Sales to Eurotel Praha	15,752	16,848
Purchases from Eurotel Praha	8,079	7,909
Sales to other related parties	24,227	27,791
Purchases from other related parties	11,692	14,681
Management fees paid to AWBV	6,357	7,386
Management fees paid to T-Mobile International AG	—	2,519
Directors and management fees	6,264	11,251

14.    Contingencies

Litigation

EuroTel is in legal proceedings in the normal course of business including two administrative proceedings initiated by the Anti-Monopoly Office of the Slovak Republic based on a petition of a Voice over IP technology operator alleging breach of anti-monopoly law. The outcome of the proceedings is subject to a certain degree of uncertainty due to the anti-monopoly law in Slovakia being at an early stage of development and subject to varying interpretations. Management of the Company does not believe that the outcome will have a material adverse effect on EuroTel’s financial conditions, results of operations or cash flows.

EuroTel is not involved in any material legal proceedings outside of the normal course of business. Management does not believe the resolution of these legal proceedings will have a material adverse effect on EuroTel’s financial conditions, results of operations or cash flows.

Taxation

The taxation system in Slovakia is at an early stage of development and is subject to varying interpretations and changes, which may be retroactive. In Slovakia, tax periods remain open for tax audits for 6 years.

EUROTEL BRATISLAVA, A.S.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of Slovak Crowns) (unaudited)

15.    Segment Information

Management considers EuroTel to operate in two business segments based on services provided: mobile telecommunications services and managed data network services. There was no inter-segment revenue recognized. EuroTel tracks and manages financial results for its segments down to the gross profit level. Operating expenses not attributable to reportable segments include all operating expenses except for amortization of licenses and depreciation relating to mobile plant and equipment and managed data network services equipment. Assets attributable to segments include mobile plant and equipment and managed data network services equipment and the related construction in progress as well as licenses, inventory and trade receivables. Unallocated assets include computer equipment, motor vehicles, furniture and fixtures, tax and other receivables, prepayments, deferred finance charges and cash.

EuroTel operates in one geographical market—Slovak Republic.

The information in the following tables is disclosed in the same manner and amounts as used by the chief operating decision-maker to make operational decisions and allocate resources.

EuroTel’s segment financial information was as follows:

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Three months ended March 31, 2001
Revenues	1,646,372	115,226	—	1,761,598
Cost of sales and services	(656,493)	(36,658)	—	(693,151)

Gross profit	989,879	78,568	—	1,068,447
Operating expenses	(249,398)	(13,722)	(466,421)	(729,541)

Operating profit	740,481	64,846	(466,421)	338,906
Finance costs	—	—	(131,773)	(131,773)

Profit/(loss) before tax	740,481	64,846	(598,194)	207,133
Income taxes	—	—	(68,718)	(68,718)

Net income/(loss)	740,481	64,846	(666,912)	138,415

Depreciation	(231,991)	(13,663)	(95,201)	(340,855)
Amortization	(17,407)	(59)	—	(17,466)

EUROTEL BRATISLAVA, A.S.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of Slovak Crowns) (unaudited)

15. Segment Information (continued)
	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Three months ended March 31, 2002
Revenues	1,973,422	114,405	—	2,087,827
Cost of sales and services	(984,819)	(35,705)	—	(1,020,524)

Gross profit	988,603	78,700	—	1,067,303
Operating expenses	(297,545)	(30,775)	(553,490)	(881,810)

Operating profit	691,058	47,925	(553,490)	185,493
Finance costs	—	—	(95,226)	(95,226)

Profit/(loss) before tax	691,058	47,925	(648,716)	90,267
Income taxes	—	—	(17,336)	(17,336)

Net income/(loss)	691,058	47,925	(666,052)	72,931

Depreciation	(280,119)	(30,735)	(78,441)	(389,295)
Amortization	(17,426)	(40)	—	(17,466)

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total

As of December 31, 2001
Total assets	6,036,164	357,268	5,870,018	12,263,450

Total liabilities	1,378,389	78,304	7,220,310	8,677,003

Capital expenditure	1,276,163	84,177	479,265	1,839,605

As of March 31, 2002
Total assets	5,909,879	356,917	5,434,838	11,701,634

Total liabilities	991,177	68,957	6,982,122	8,042,256

Capital expenditure	134,631	17,283	141,868	293,782

EUROTEL BRATISLAVA, A.S.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of Slovak Crowns) (unaudited)

16.    Subsequent events

EuroTel’s Board of Directors, at a meeting held on April 25, 2002, appointed Robert Chvatal, formerly the Marketing Director and member of the Board of Directors of RadioMobil a.s. in the Czech Republic, as Chief Executive Officer (“CEO”). Robert Chvatal succeeds Jozef Barta, who resigned as CEO to pursue other professional interests. EuroTel’s Board of Directors also announced the appointment of Ivan Bosnak, Acting Chief Financial Officer, as a Chief Financial Officer on a permanent basis.

17.    Reconciliation to United States Generally Accepted Accounting Principles

EuroTel’s financial statements are prepared in accordance with IAS, which differ in certain respects from U.S. GAAP. The principal differences between IAS and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net income for the three months ended March 31, 2001 and 2002.

	Three Months Ended March 31,
	2001	2002
Reconciliation of net income
Net income reported under IAS	138,415	72,931
U.S. GAAP adjustments:
—shareholders pushdown (a)	(706)	(706)

Presentation of net income under U.S. GAAP before extraordinary items	137,709	72,225

Presentation of net income under U.S. GAAP after extraordinary items	137,709	72,225

There are no differences between shareholders’ equity reported under IAS and U.S. GAAP.

(a)  Shareholder Pushdown

Under IAS, expenses paid by the shareholders on behalf of EuroTel do not constitute a contribution of capital. In addition, EuroTel is not required to recognize an expense related to shareholder payments. During the periods presented, EuroTel had portions of compensation expense paid by its shareholders. Under U.S. GAAP, EuroTel is required to recognize an expense and a concurrent contribution of capital by the shareholder for these costs when material. This transaction has no effect under Slovak law and no effect on net equity.

(b)  Comprehensive Income

In September 1997, the FASB adopted Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (“FAS 130”) which establishes rules for the reporting of comprehensive income and its components. EuroTel had no income components that qualified as comprehensive income under FAS 130 for any of the periods presented.

(c)  Operating Loss Carryforwards

U.S. GAAP requires disclosure of the amounts and expiration dates of net operating loss carryforwards. Under Slovak Tax Law a company may accumulate tax losses for carryforwards in respect of three consecutive years immediately proceeding the year for which company records taxable income. The tax loss carryforwards can subsequently be released against taxable income ratably over five years. Tax loss carryforwards as of December 31, 2001 of Sk1,642,916 is maximum cumulative tax loss accumulated over the years ended December 31, 1999, 2000 and 2001 that might be offset in the future taxable profits evenly over the next consecutive five years. An additional tax loss of Sk363,671 for the three months ended March 31, 2002, has been recognized as an increase in total tax losses carryforwards, due to future elimination with the expected tax profit for the whole year ended December 31, 2002.

EUROTEL BRATISLAVA, A.S.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands of Slovak Crowns) (unaudited)

17.    Reconciliation to United States Generally Accepted Accounting Principles (continued)

(d)  Deferred Finance Charges

Under IAS 39, the Company offsets the deferred finance charges related to the issue of its long term notes against the long term notes liability. Under U.S. GAAP in accordance with Accounting Principles Board Opinion No. 21, “Interest on Receivables and Payables”, deferred finance charges must be reported as a separate asset in the balance sheet. The “Long term notes” balance and “Deferred finance charges” balance at March 31, 2002 were Sk6,683,520 and Sk254,661, respectively, under U.S. GAAP. There was no effect on consolidated net income or shareholder’s equity reported under U.S. GAAP.

(e)  Consideration given by a Vendor to a Customer

In November 2001, the Emerging Issues Task Force (the “EITF”) released Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”, which applies to annual or interim financial statement periods beginning after December 15, 2001. The release provides that cash consideration (including sales incentives) given to customers or resellers should be accounted for as a reduction of revenue unless EuroTel receives a benefit that is identifiable and can be reasonably estimated.

EuroTel has reviewed all incentives provided to dealers and customers. In accordance with the adoption EITF No. 01-09 service commissions paid to dealers for the loyalty of existing customers and activation of new customers has been recorded as a direct reduction to revenue. For the three months ended March 31, 2002 and March 31, 2001 Sk26,045 and Sk30,483, respectively, have been reclassified from cost of sales to a reduction of revenue.

The following table presents effect on the Mobile service and equipment revenues and costs of sale under U.S. GAAP.

		Three Months Ended March 31,
Effect on revenues and costs of sales	Notes	2001	2002
Decrease in Mobile service revenues	7	(7,172)	(12,328)
Decrease in Mobile equipment and other sales	7	(23,311)	(13,717)
Decrease in Mobile equipment and service commissions	8	30,483	26,045

Net effect on income		—	—

The adoption of EITF No. 01-09 had no effect on reported U.S. GAAP net income or equity.

(f)  Licenses

Effective January 1, 2002 we adopted SFAS No. 142, “Goodwill and Other Intangible Assets” which established new accounting and reporting requirements for goodwill and other intangible assets under U.S. GAAP. In connection with the adoption of SFAS No. 142, we reassessed the useful life and classification of our identifiable intangible assets and determined, given current status of the legal and regulatory circumstances, that they continued to be appropriate. EuroTel expects to incur aggregate amortization expense of Sk69,864 for the year ending 2002 and for each of the five succeeding fiscal years in respect of the currently existing licenses.

EUROTEL BRATISLAVA, A.S.

Part I—Financial Information

Item 2:     Management’s Discussion and Analysis of Results of Operations and Financial condition

You should read the following discussion together with our consolidated financial statements, including the accompanying notes, beginning on page 3. We prepared the consolidated financial statements and the accompanying notes in accordance with IAS, which differs in certain respects from U.S. GAAP. See Note 17 to the consolidated financial statements for a description of the principal differences between IAS and U.S. GAAP as they relate to us and a reconciliation of our net income and shareholders’ equity from IAS to U.S. GAAP. You should read the statements under “Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995” for information on how we present our forward-looking information.

Overview

We are a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications and managed data network services. We are one of only two mobile providers in the country licensed to offer GSM mobile telecommunications services and we are the sole provider of analog NMT services. As of March 31, 2002, our GSM network covered approximately 81% of the geographical area of the Slovak Republic where approximately 98% of the Slovak population lives. We also provide managed data network services to a variety of domestic and multinational businesses and Slovak government institutions. As of March 31, 2002, we had 1,018,733 mobile customers and 3,423 managed data network customers, consisting primarily of customers of our frame relay and X.25 services. For the three months ended March 31, 2002, we generated revenues of Sk2,088 million, cash flows from operating activities of Sk180 million, EBITDA of Sk592 million and a net income of Sk73 million.

The following table sets forth information about our network:

	As of March 31,
	2001	2002
Geographical area of Slovak Republic covered
NMT	79%	79%
GSM	81%	81%
Population of Slovak Republic covered
NMT	96%	96%
GSM	98%	98%
Number of base stations
NMT	139	138
GSM	576	681

Revenues

Our revenues consist of mobile service revenues, mobile equipment and other sales and managed data network services revenues. Mobile service revenues include all revenues we receive on a recurring basis from our mobile telecommunications services and include monthly access fees, airtime charges for calls that originate on our network and interconnection and roaming fees. Airtime charges and monthly access fees are the largest sources of our mobile revenues and include fees charged for our value-added services and special features. We generally set fees on a network-wide basis, although occasionally we negotiate individual fee agreements with large business customers. Airtime charges are generally paid by the initiator of the call, commonly referred to as “calling party pays,” except when a customer travels outside the Slovak Republic, in which case the customer is charged for a portion of the incoming call. Interconnection and roaming fees include interconnection fees from Slovak Telecom and Orange Slovensko, a.s. (“Orange”) for calls by their customers terminating on our network and roaming fees for calls by our mobile customers traveling outside of the Slovak Republic and for visitors using our network in the Slovak Republic. Revenues from interconnect fees from Slovak Telecom and Orange account for approximately 25% and 27% of Mobile service revenue in the three months ended March 31, 2002 and 2001, respectively.

EUROTEL BRATISLAVA, A.S.

Mobile equipment revenues include all revenues we receive on a non-recurring basis from our mobile business and include sales of handsets and accessories as well as one-time activation fees. Managed data network services revenues consist of revenues generated when we provide our data customers with access and use of our data network, as well as revenue from the installation and rental of data transmission equipment.

As a provider of telecommunications services, our revenues are affected by growth in our customer base, usage of our services and prices charged for each of the services that we offer. Our revenues are also affected by customer mix, with business customers generally having higher average call volume than non-business customers. Continued customer and service usage growth will depend on a number of competitive factors, including pricing and promotions, the range and quality of our services, the capacity and coverage of our network, as well as general economic and market conditions in the Slovak Republic. We expect that average minutes of use and revenue per customer for our mobile customers will fall as mobile penetration in the Slovak Republic increases, because many of our new customers will be non-business customers who use their mobile phones less frequently.

The following table sets forth certain information about our customers:

	As of March 31,
	2001	2002
Mobile customers
NMT Post-paid	15,833	13,431
GSM Post-paid	183,426	254,671
GSM Pre-paid	361,273	750,631

Total	560,532	1,018,733

Managed data network connections	6,536	7,022

	Three months ended March 31,
	2001	2002
Average monthly revenue per customer
Post-paid	Sk1,825	Sk1,647
Pre-paid	Sk358	Sk242
Average monthly billable minutes per customer
Post-paid	258	251
Pre-paid	55	37
Average monthly churn rate
Post-paid	1.72%	1.36%
Pre-paid	1.40%	2.27%

We have experienced tariff reductions in our mobile business as a result of increased competition with Orange, our only competitor in the Slovak Republic in the provision of mobile telecommunications services. Present competition with Orange is based mainly on pricing of handsets and services, network quality and coverage, the range of services offered and customer service. Mobile tariffs in the Slovak Republic are among the lowest in Europe. We have experienced decreasing minutes of use and mobile service revenue as a result of the introduction of per second billing on February 1, 2002 for post-paid customers and on March 1, 2002 for pre-paid customers. Our pre-paid segment has recorded a significant increase in the number of customers. These new customers have a generally lower usage of mobile services, which has resulted in lower average number of minutes of use.

EUROTEL BRATISLAVA, A.S.

Churn

As previously noted, “Churn” refers to customer disconnections or suspensions of service. Involuntary disconnections or suspensions of service for our post-paid subscribers occur when they fail to pay or we suspect fraudulent use. Involuntary suspensions of service of our pre-paid customers occur when their credit on their pre-paid account reaches a negative level or they fail to re-charge their pre-paid account within recent 12 months. Voluntary disconnections or suspension of service occur when customers switch to a competing mobile network or terminate their use of mobile services. The rate of churn indicates the percentage of customers that we need to replace in any given period before we can achieve net customer growth. Our total average monthly churn rate was approximately 2.0% in the three months ended March 31, 2002 and 1.5% in the three months ended March 31, 2001. The increase in the total average monthly churn rate was attributable to pre-paid customers. In the future, we expect the churn rate of pre-paid customers to increase due to the nature of the service. This is expected to have a significant impact on our churn rates due to the increase in pre-paid customers during 2001. We recognize that managing churn is an important factor in stabilizing revenue and maximizing cash flow.

To minimize voluntary churn, we provide a high-quality network and service at competitive prices. We use our advanced information technology systems to understand, monitor and control voluntary churn. We also minimize voluntary churn through loyalty programs and targeted renewal campaigns for post-paid customers near the end of their contract. However, the success of our customer retention and cost recovery measures depends partially upon competitive factors beyond our control, including our competitor’s rate structures, service offerings and incentive programs.

A significant cause of churn has been our policy to terminate customers for failure to pay for our services. Under Slovak law, we are limited in conducting credit checks through credit bureaus or other third parties. We established and maintain our own databases through which we conduct credit checks on potential customers, but our information is limited. Our inability to check the credit history of potential customers increases the risk of customer default and our rate of churn.

Expenses

Cost of Sales and Services.    Cost of sales and services, which does not include depreciation, principally consists of expenses related to the operation of our mobile and data networks, including interconnection costs, roaming fees paid to other mobile operators when our customers use their networks, leased circuit costs and license fees. Cost of sales and services also includes the cost of equipment sold to customers, including mobile handsets, SIM cards, accessories and modems. These costs are proportional to the number of gross customer additions in each period.

Operating Expenses.    Operating expenses consist of selling, general and administrative expenses and depreciation and amortization expenses. Selling, general and administrative expenses consist of:

•	advertising expenses;

•	marketing and sales expenses;

•	wages and employee benefits;

•	network and IT support and maintenance expenses;

•	bad debt expense;

•	and other general costs such as rent, building maintenance, professional fees and administrative costs and office supplies.

We reserve for bad debt expense using a formula based on an aging of accounts receivable. This formula is reflected in our statements of operations. Prior to January 1, 2002, the Slovak tax law allowed a debtor to claim a tax benefit only after pursuing all available remedies against a delinquent customer. As a result, before we could claim the tax benefit of a write-off, a delinquent customer would either have had to have gone through a bankruptcy proceeding or we would have had to have commenced legal proceedings against this customer and obtained a final adjudication of our claim. It is not commercially feasible for us to pursue each customer that fails to make payments on our invoices. The Amendment to the Income Taxes Act, effective from January 1, 2002, significantly relaxed the rules for tax benefit collection in relation to newly originated receivables. In accordance with the Amendment, 50%

EUROTEL BRATISLAVA, A.S.

of the bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the receivable due date and a tax benefit for further 25% of the receivable value can be claimed if the receivable is still unpaid after 36 months from the original due date. However to obtain a 100% tax benefit we are still required to pursue all available remedies. To preserve a possibility of full tax deductibility we will not write off the receivable until we can record a full tax benefit. Accordingly, our balance sheet will reflect, over time, higher levels of gross accounts receivable and bad debt reserves. Our bad debt expense is lower for pre-paid customers.

Depreciation and amortization expenses consist of the depreciation of the property, plant and equipment used in our mobile and data networks and amortization of our licenses. These expenses have increased significantly over recent years because we have constructed our GSM network and they will continue to increase as we expand our network coverage and capacity.

Finance Costs.    Our finance costs include net interest expense (net of interest income), arrangement fees and other finance expenses and foreign exchange losses or gains on non-Slovak Crown-denominated debt. We capitalize borrowing costs that are directly attributable to the purchase of property used in the development or construction of property, plant or equipment as part of the cost of such asset during the course of construction. Accordingly, we do not expense or include these borrowing costs as part of our finance costs. Our finance costs vary with the level of our debt, interest rates and exchange losses. Substantially all of our debt is denominated in currencies other than the Slovak Crown.

Taxes.    The corporate tax rate in the Slovak Republic decreased in 1999 from 40% to 29%, effective January 1, 2000 and decreased further in 2001 from 29% to 25%, effective January 1, 2002. Taxes in the Slovak Republic can be reduced by operating losses which generate tax benefits offsetting taxable income. Legislation, which was put into effect on January 1, 2000, is intended to allow for the carryforward of up to three successive years of tax losses, inclusive of the 1999 tax year. The cumulative tax benefit of these carryforwards must be amortized evenly over the next consecutive five years. Any additional tax losses incurred during the amortization period are not available as a future tax benefit, including any amortized amount, which cannot be fully utilized. Prior to the legislation, only one year of tax losses could be carried forward at any one time. Taxes are also affected by the tax deductibility of bad debt expense, which can only be deducted after all collection remedies are pursued. In addition, only realized foreign exchange losses are tax deductible under current Slovak tax legislation.

Foreign Exchange Exposure

While the majority of our revenues are in Slovak Crowns, a significant portion of our expenses and liabilities are in currencies other than the Slovak Crown. Substantially all of our debt is in currencies other than the Slovak Crown. As a result, our operating income and cash flow may be affected if these other currencies appreciate against the Slovak Crown. Whenever we experienced a depreciation of the Slovak Crown in recent years, the Slovak Crown cost of servicing our debt as well as the cost of maintaining and expanding our mobile and data networks have increased. We recognize foreign exchange gains and losses on monetary assets or liabilities in foreign currency in the period in which we incur them. We include foreign exchange gains and losses incurred as part of our operating activities as operating costs. We include foreign exchange gains and losses arising from financing activities in finance costs.

We receive some revenues in Euros, U.S. dollars and special drawing rights from foreign carriers. These non-Slovak Crown-denominated revenues are derived from roaming fees for calls placed by foreign customers on our network in the Slovak Republic. Our non-Slovak Crown-denominated revenues represented approximately 5.2% and 4.8% of our total revenues in the three months ended March 31, 2001 and 2002 respectively.

EUROTEL BRATISLAVA, A.S.

Results of Operations

Our major revenue and expense categories for the three months ended March 31, 2001 and 2002 are set forth in the table below.

	Three months ended March 31,
	2001	2002
	(millions of Slovak Crowns)
Mobile service revenues	1,440	1,761
Mobile service cost of sales	351	489

Gross profit from mobile services	1,089	1,272
Gross margin from mobile services	76%	72%

Mobile equipment and other sales	207	213
Mobile equipment and other cost of sales	306	496

Gross profit / (loss) from mobile equipment and other sales	(99)	(283)
Gross margin from mobile equipment and other sales	(48)%	(133)%

Data network service revenues	115	114
Data network service cost of sales	37	36

Gross profit from managed data network services	78	78
Gross margin from managed data network services	68%	68%

Total revenues	1,762	2,088
Total cost of sales and services	694	1,021

Gross profit	1,068	1,067
Gross margin	61%	51%

Selling, general and administration expenses	371	475
Depreciation and amortization	358	407

Operating income	339	185

Finance and other costs	132	95
Tax expense	69	17

Net income	138	73

Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

Revenues.    Our total revenues increased by Sk326 million, or 19%, from Sk1,762 million in the three months ended March 31, 2001 to Sk2,088 million in the three months ended March 31, 2002. This increase was primarily attributable to an increase in the number of our mobile customers, particularly in our pre-paid customer base.

Mobile service revenues, including interconnection and roaming fees paid by other operators, increased by Sk321 million, or 22%, from Sk1,440 million in the three months ended March 31, 2001 to Sk1,761 million in the three months ended March 31, 2002. This increase primarily reflected an 82% increase in the number of our mobile customers, which grew from 560,532 as of March 31, 2001 to 1,018,733 as of March 31, 2002. Average monthly revenue per customer decreased by 35% from Sk916 in the three months ended March 31, 2001 to Sk599 in the three months ended March 31, 2002. We believe that this decline was primarily due to the increased number of non-business mobile customers, who typically choose our pre-paid service or lower end post-paid service plans and generate lower average monthly revenues than business customers. We also experienced decreasing minutes of use and, consequently, mobile service revenue as a result of our introduction of billing in per-second increments as of February 1, 2002 for post-paid customers and as of March 1, 2002 for pre-paid customers. Our pre-paid customers increased by 389,358 or 108% from 361,273 as of March 31, 2001 to 750,631 as of March 31, 2002. Deferred revenue increased by Sk50 million, from Sk342 million at March 31, 2001 to Sk392 million at March 31, 2002. This is due to an increase of Sk117 million in deferred mobile service revenue from new customers, offset by a reduction in deferred activation revenue of Sk66 million due to activation fee pricing promotions throughout first quarter 2002.

EUROTEL BRATISLAVA, A.S.

Mobile equipment and other sales increased by Sk6 million, or 3%, from Sk207 million in the three months ended March 31, 2001 to Sk213 million in the three months ended March 31, 2002. This increase was primarily due to sales of mobile phone handsets and accessories, which increased by Sk30 million, to Sk156 million, in the three months ended March 31, 2002 and due to increase in other non-recurring revenues, such as sales of certain value-added services, which increased by Sk14 million, to Sk28 million in the three months ended March 31, 2002. Offsetting the increase in sales of mobile phone handsets and accessories was a decrease in contract penalty revenue and activation revenue of Sk21 million and Sk16 million respectively. Activation revenue decreased due to pricing promotions throughout first three months of 2002 that reduced activation fees paid by new subscribers. Revenue from contract termination penalties declined as a higher proportion of post-paid churn is attributed to low-end, non-business subscribers, where the collectibility of the contract termination penalties is lower than we experienced before.

Managed data network service revenues decreased by Sk1 million, or 1%, from Sk115 million in the three months ended March 31, 2001 to Sk114 million in the three months ended March 31, 2002. This revenue decrease is attributable to a decrease in recurring revenues of Sk4 million as a result of a competitive pressure on the end-user prices. Concurrently, revenue from the sale of managed data network equipment increased by Sk1.2 million, from Sk0.4 million in the three months ended March 31, 2001 to Sk1.6 million in the three months ended March 31, 2002. The number of total data customer connections increased by 7% from 6,536 as of March 31, 2001 to 7,022 as of March 31, 2002.

Cost of Sales and Services.    Cost of sales and services increased by Sk327 million, or 47%, from Sk694 million in the three months ended March 31, 2001 to Sk1,021 million in the three months ended March 31, 2002. As a percentage of total revenues, cost of sales increased from 39% in the three months ended March 31, 2001 to 49% in the three months ended March 31, 2002. The decline in gross margin results primarily from higher volume of sold mobile handsets which is proportional to the number of new post-paid subscribers activated and also due to higher costs of mobile phone handsets sold resulting from accelerating growth of our post-paid subscribers base.

Cost of sales and services in our mobile business increased by Sk328 million, or 50%, from Sk657 million in the three months ended March 31, 2001 to Sk985 million in the three months ended March 31, 2002. This increase was due to an increase of Sk138 million in mobile service costs of sales, mainly due to an additional interconnect costs required to connect our growing customer base to other networks, and also due to an increase of Sk190 million in cost of sales related to mobile equipment and other sales which increased from Sk306 million in the three months ended March 31, 2001 to Sk496 million in the three months ended March 31, 2002. Our negative gross margin on sales of mobile phone handsets and accessories was (178)% in the three months ended March 31, 2002, as compared to a negative gross margin of (116)% in the three months ended March 31, 2001. This increase in negative margin on sales of mobile phones and accessories is due to management’s effort to gain the market share mainly in the post-paid segment, where customers are bound by contract for 24 months. Negative margins on sales of mobile phones arise due to the mobile telecommunications industry practice of selling mobile phone handsets at a price below their cost, in order to attract customers to their service.

Cost of sales and services in our managed data network services business decreased by Sk1 million, or 3%, from Sk37 million in the three months ended March 31, 2001 to Sk36 million in three months ended March 31, 2002. As a percentage of revenues, cost of sales in our managed data networks services for the three months ended March 31, 2002 remained at a constant 32% as compared to the corresponding period 2001. We believe this is due to maintaining premium pricing on our services despite a general decline in the price of such managed data network services in the market.

Operating Expenses.    Total operating expenses increased by Sk153 million, or 21%, from Sk729 million in the three months ended March 31, 2001 to Sk882 million in the three months ended March 31, 2002. This increase primarily reflected higher levels of depreciation and amortization expense, professional fees, wages and employee benefits, advertising, marketing and sales expense, network support and maintenance expense, and rent of buildings. With the exception of employee-related expenses, for which some increase stemmed from inflation, the increase of total operating expenses was generally the result of overall growth of our operations.

EUROTEL BRATISLAVA, A.S.

Depreciation and amortization expense increased by Sk49 million, or 14%, from Sk358 million in the three months ended March 31, 2001 to Sk407 million in the three months ended March 31, 2002. This increase primarily reflects additional depreciation expense we incurred relating to the property, plant and equipment we acquired and constructed to meet the needs of our growing subscriber base. Included in the depreciation charge is a one-time write-off of Sk24,091 representing the net book value of point-to-multipoint system (“PMP”) for wireless connection of the GSM base stations and MDNS customers to MDNS network. While the Telecom office opened a tender for a new license for the spectrum used by PMP equipment, EuroTel’s management decided not to exercise this offer and ceased the usage of this equipment. PMP equipment was used 69% for the MDNS and 31% for the Mobile Communications Services business segment.

Wages and employee benefits increased by Sk26 million, or 21%, from Sk126 million in the three months ended March 31, 2001 to Sk152 million in the three months ended March 31, 2002 due primarily to an increase in the average number of employees.

Advertising, marketing and sales expense increased by approximately Sk30 million, or 42%, from Sk72 million in the three months ended March 31, 2001 to Sk102 million in three months ended March 31, 2002, as we increased spending to attract additional subscribers. We expect advertising, marketing and sales expenses to increase in 2002, but believe that as a percentage of revenue they will decline.

Network support and maintenance expense increased by approximately Sk6 million, or 11%, from Sk57 million in the three months ended March 31, 2001 to Sk63 million in three months ended March 31, 2002. This increase reflects a continuing increase in repair and maintenance expense for our network equipment as certain warranties on purchased hardware and software expire.

Building rent expense increased by Sk11 million, or 42%, from Sk26 million in the three months ended March 31, 2001 to Sk37 million in the three months ended March 31, 2002. The increase is attributable to new office space rent and newly opened shop rent, which exceeds savings on per square meter basis of the new offices comparing to cancelled lease of the old corporate offices.

Professional fees increased by Sk30 million, or 106%, from Sk28 million in the three months ended March 31, 2001 to Sk58 million in the three months ended March 31, 2002. This increase is attributable to higher consulting fees incurred in connection with the UMTS bidding process of Sk19 million, legal fees, related mainly to Securities and Exchange Commission (“SEC”) reporting compliance, increased by Sk7 million, shareholders fees and expenses increased by Sk5 million and fees paid to third parties for collection of receivables increased by Sk2 million.

Bad debt expense decreased by Sk12 million, or 60%, from Sk20 million in the three months ended March 31, 2001 to Sk8 million in the three months ended March 31, 2002. Bad debt expense related to fraud, which is netted against revenues for the relevant period, decreased from Sk13 million in the three months ended March 31, 2001 to Sk10 million in the three months ended March 31, 2002. As a percentage of total revenues, our total bad debt expense, including bad debt related to fraud, decreased from 2% in the three months ended March 31, 2001 to 1% in the three months ended March 31, 2002. This decline within the year reflects management’s ongoing initiatives focused on reducing bad debt expense, lowering churn rates in the post-paid segment, and increasing the number of pre-paid subscribers as a percentage of our total customer base. Changes in our provision for doubtful accounts are determined based on an aging schedule and also on the specific identification of uncollectible accounts. Receivables older than 90 days and receivables related to customer fraud are 100% reserved for in our provision for doubtful accounts. In order to preserve the tax-deductible status of bad debt expense, our trade receivables may not be written out of our primary books and records until certain statutory collection requirements have been complied with.

Due to the factors discussed above, operating income decreased from Sk339 million in the three months ended March 31, 2001 to Sk185 million in the three months ended March 31, 2002.

EUROTEL BRATISLAVA, A.S.

Finance Costs.    Total finance costs decreased by Sk37 million, or 28%, from Sk132 million in the three months ended March 31, 2001 to Sk95 million in the three months ended March 31, 2002. Interest expense on borrowings decreased from Sk213 million in the three months ended March 31, 2001 to Sk183 million in the three months ended March 31, 2002 as a result of the repurchase of €15 million in long term notes in September and October 2001 and the consequent reduction in interest expense. Amortization of arrangement fees and other finance expenses of Sk9 million remained at a constant level in comparison with the same period in 2001. The remaining difference is primarily due to decrease in interest income from Sk59 million in the three months ended March 31, 2001 to Sk41 million in the three months ended March 31, 2002, reflecting a decrease in investments in securities and interest bearing deposits and also reflecting lower average yield on such investments. Foreign exchange gains and losses improved from a gain of Sk29 million in the three months ended March 31, 2001 to a gain of Sk53 million in the three months ended March 31, 2002. This was primarily due to an appreciation of the Slovak Crown against the Euro, in which all our borrowings are denominated, in the three months ended March 31, 2002.

Taxes.    Our tax charge decreased by Sk52 million, or 75%, from Sk69 million in the three months ended March 31, 2001 to Sk17 million in the three months ended March 31, 2002. We reported income before taxes of Sk90 million in the three months ended March 31, 2002 compared to income before tax of Sk207 in the three months ended March 31, 2001. In addition, the non-deductible portion of bad debt expense decreased by Sk14 million from Sk6 million in the three months ended March 31, 2001 to a negative Sk8 million in the three months ended March 31, 2002 due to a reduction in bad debt expense and new tax laws in the Slovak Republic. Prior to January 1, 2002, the Slovak tax law allowed the debtor to claim tax benefits only after certain statutory collection requirements were complied with. Due to significant practical difficulties in pursuing such statutory requirements it was EuroTel’s policy not to recognize deferred tax assets on its bad debt provision. The Amendment to the Income Taxes Act, effective from January 1, 2002, significantly relaxed the rules for tax benefit collection in relation to newly originated receivables. In accordance with the Amendment, 50% of the bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the receivable due date and a tax benefit for further 25% of the receivable value can be claimed if the receivable is still unpaid after 36 months from the original due date. Recognition of a deferred tax asset arising on the bad debt provision in the first quarter of 2002 in relation to receivables within the scope of the Amendment contributed to the income tax expense reduction.

Net Income.    As a result of the factors discussed above, we reported net income of Sk73 million for the three months ended March 31, 2002 compared to a net income of Sk138 million for the three months ended March 31, 2001.

Liquidity and Capital Resources

The telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage. Although our initial network build-out for GSM and managed data network services is substantially complete, we expect to incur additional capital expenditures to provide the network capacity needed to serve our increasing customer base, as well as to enhance the quality and coverage of our service offerings.

On May 15, 2002, EuroTel announced that it had submitted a bid for a third-generation (UMTS) mobile license on May 14, 2002, pursuant to a tender initiated by the Telecom Office during the first quarter of 2002. Should we be successful in securing a UMTS license, we would have to pay a license fee in 2002, which we would fund from surplus cash and current investments carried on the balance sheet as of March 31, 2002.

We believe that our capital resources will provide sufficient financing for our anticipated capital expenditures and other operating needs in the near term. However, we cannot precisely determine the amount of capital we will

EUROTEL BRATISLAVA, A.S.

need to operate, because our expenditures will depend on our future performance, market conditions and other factors, many of which are beyond our control and therefore cannot be predicted with certainty.

Source of Financing.    Primary sources of financing available to us in the future consist of the following:

•	cash flow from operating activities;

•	cash and cash equivalents carried on the balance sheet; and

•	investment of excess cash in interest-bearing securities carried on the balance sheet.

The following table sets forth certain information concerning our historical cash flows:

	Three months ended March 31,
	2001	2002
	(millions of Slovak Crowns)
Net cash flows
From operating activities	249	180
Used in investing activities	(404)	(136)
From financing activities	—	—

Net Cash from Operating Activities.    Net cash from operating activities was Sk249 million in the three months ended March 31, 2001 and Sk180 million in the three months ended March 31, 2002. The decrease in cash flow from operating activities in the three months ended March 31, 2002 resulted primarily from growth in our customer base.

Net Cash Used in Investing Activities.    Net cash used in investing activities is driven primarily by capital expenditures and by the investment of excess cash in interest-bearing securities. Net cash used in investing activities for capital expenditures was Sk413 million in the three months ended March 31, 2001, and Sk560 million in the three months ended March 31, 2002. Capital expenditures included expenditures for network equipment and infrastructure, information technology and other miscellaneous items, such as computer equipment and software, motor vehicles and other new equipment and fixtures. In the three months ended March 31, 2002, approximately 69% of total capital expenditures were related to our mobile network. Net cash used in investing activities in the three months ended March 31, 2001 included the purchase of Euro-denominated EU government bonds of Sk1,336 million and proceeds from the sale of Euro-denominated EU government bonds of Sk1,345 million. In the three months ended March 31, 2002, the purchase of such Euro-denominated EU government bonds cost Sk427 million and proceeds from the sale of Euro-denominated EU government bonds reached Sk851 million.

Net Cash from Financing Activities.    We obtain financing from equity investments and notes issued on the international bond markets. There were no cash flows from financing activities during either the three month period ended March 31, 2002 or March 31, 2001.

Debt.    As of March 31, 2002, our gross debt consisted of Sk6,684 million of outstanding long term senior guaranteed notes payable and the interest accrued thereon. On March 23, 2000 we issued €175 million, seven-year senior guaranteed notes at a coupon rate of 11.25%, for total net proceeds of €170.4 million. €90.5 million of the net proceeds of the offering were used to repay existing long term borrowings from third parties; the remaining net proceeds will be used to fund selected capital additions, customer acquisitions, and general corporate purposes. These notes provide, among other things, for:

•	an 11.25% interest rate;

•	restrictions on dividend payments, liens, and future indebtedness;

•	restrictions on the sale of certain assets or merging with or into other companies, and

•	restrictions on entering into transactions with affiliates.

On August 18, 2000, the SEC declared effective a registration statement we filed together with our financing subsidiary Slovak Wireless Finance Company, B.V. (“SWFC”), pursuant to which SWFC offered to exchange new notes (“New Notes”) for all then outstanding old notes issued on March 23, 2000 (“Old Notes”). In aggregate, €172.2

EUROTEL BRATISLAVA, A.S.

million of Old Notes were exchanged for New Notes. The New Notes are substantially identical in terms to the Old Notes, except that the New Notes are registered with the SEC. As of March 31, 2002, there were €2.8 million in Old Notes outstanding. As of March 31, 2002, we believe we were in compliance with all of our covenants under the Old Notes and the New Notes. Charges incurred in obtaining financing are deferred and amortized to expense over the debt service period using the effective interest method. The finance charges are included in the initial measurement of the notes. In September and October 2001, EuroTel repurchased €15 million of the long term notes in a series of open-market transactions for a net consideration of Sk687 million. EuroTel used existing liquid assets to repurchase this debt. A net loss of Sk44 million (net of deferred tax credit of Sk15 million), comprising the difference between the carrying amount of the repurchased notes and net consideration paid amounting to Sk33 million and unamortized deferred finance charges related to repurchased notes of Sk26 million, was charged to income. As a result, EuroTel’s gross debt decreased to €160 million as of October 31, 2001.

Contractual Obligations and Commercial Commitments.    The following tables set forth certain information concerning our obligations and commitments as at March 31, 2002 to make future payments under contracts, such as debt and lease agreements, and under contingent commitments:

	Payments Due By Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
	(millions of Slovak Crowns)
Contractual Cash Obligations
Long Term Debt(1)	6,684	—	—	—	6,684
Interest on Long Term Debt(1)	3,760	752	1,504	1,504	—
Capital Lease Obligations	—	—	—	—	—
Operating leases	1,519	152	271	286	810
Unconditional
Purchase Obligations	732	732	—	—	—
Other Long Term Obligations	—	—	—	—	—

Total Contractual Cash Obligations	12,695	1,636	1,775	1,790	7,494

(1)	Under the terms of the Notes, we are permitted to redeem all or any portion of the 11 1/4% Notes at any time on or after March 30, 2004 at face value plus a premium.

All material contracts that were in effect at the time of the filing of our Registration Statement on Form F-4 on August 18, 2000, our Form 20-F on March 28, 2001 and our Form 20-F on March 29, 2002 were filed as exhibits thereto at that time. We have not entered in any new material contractual relationship with the third party during the period from March 29, 2002 to May 10, 2002.

EUROTEL BRATISLAVA, A.S.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

In this Management’s Discussion and Analysis, and elsewhere in this Quarterly Report, we have made statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in the business environment in Slovakia, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in Slovakia; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain financing necessary to pursue business opportunities; and our ability to adapt to rapid technological change and significant competition. Readers are cautioned not to place undue reliance on the aforementioned forward-looking statements, which speak only as of the date hereof and EuroTel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

EUROTEL BRATISLAVA, A.S.

Part I—Financial Information

Item 3:     Quantitative and Qualitative Disclosures About Market Risk

Our primary risk exposure includes both interest rate risks and foreign exchange rate risks. As of March 31, 2002 we had Sk6,684 million and as of December 31, 2001 we had Sk6,842 million in gross debt. Our current investments totaled Sk3,159 million as of March 31, 2002 and Sk3,671 million as of December 31, 2001. The following table represents material changes in our interest rate risk as of December 31, 2001 and March 31, 2002.

	As of December 31,		As of March 31,
	2001	2001	2002	2002
	(millions of Slovak Crowns, except %)
Debt	Carrying Value	Fair Value	Carrying Value	Fair Value

Long term notes
Fixed Rate—Euro	6,842	7,492	6,684	7,285
Interest Rate	11.25%	—	11.25%	—

Total Debt	Sk 6,842	Sk 7,492	Sk 6,684	Sk 7,285

	As of December 31,		As of March 31,
	2001	2001	2002	2002
	(millions of Slovak Crowns, except %)
Current Investments	Carrying Value	Fair Value	Carrying Value	Fair Value

Government Bonds
Fixed Rate—Euro	3,671	3,680	3,159	3,158
Interest Rate	3.23%–4.42%	—	3.23%–4.35%	—

The December 31, 2001 and March 31, 2002 fixed-rate Euro-debt consists exclusively of the senior guaranteed notes we issued on March 23, 2000 and August 18, 2000. The fair value is based on the market price at March 29, 2002. The senior guaranteed notes mature on March 30, 2007. Interest on the senior guaranteed notes is payable semiannually in arrears, on March 30 and September 30 of each year, respectively, commencing on September 30, 2000.

In September and October 2001, EuroTel repurchased €15 million in senior guaranteed notes in a series of open-market transactions. In accordance with IAS 39, the related liability was derecognized in EuroTel’s consolidated balance sheet. EuroTel used existing liquid assets to extinguish the debt. A net loss of Sk44 million (net of a deferred tax credit of Sk15 million), which consisted of the difference between the carrying amount of the repurchased notes and the net consideration paid of Sk33 million as well as the unamortized deferred finance charges related to repurchased notes of Sk26 million, was charged to income.

Our current investments include short-term Euro-denominated EU government bonds, whose fair value is approximately the same as market value. The bonds mature in periods ranging from two to ten months from the balance sheet date of March 31, 2002.

As of March 31, 2002, all of our current investments and Sk6,684 million of our debt were denominated in Euros. To the extent that we engage in transactions and borrowings in currencies other than the Slovak Crown, we will be exposed to currency exchange risk. For the three months ended March 31, 2002 and 2001 we had incurred Sk53 million and Sk29 million in foreign exchange gains, respectively, as a result of fluctuation in currency exchange rates.

EUROTEL BRATISLAVA, A.S.

The sensitivity to changes in exchange rates of our foreign currency position was determined using current market pricing models. We estimate that a 10% appreciation or devaluation in the foreign exchange rate of the Euro against the Slovak Crown at March 31, 2002 would have changed the combined fair value of the facility and of current investments by Sk355 million.

We have considered the possibility of entering into transactions to reduce exposures to market risks resulting from fluctuations in foreign exchange rates. However, there can be no assurances that we will engage in hedging transactions or that, if we were to do so, these transactions would successfully mitigate our risk. Despite the potential favorable outcome that such transactions could have, it may not be feasible or desirable for us to do so, as the costs could far exceed the possible benefits. As a result, changes in the exchange rate could have a material adverse effect on our ability to pay off non-Slovak Crown-denominated indebtedness.

EUROTEL BRATISLAVA, A.S.

Part II—Other Information

Item 1:     Legal Proceedings

We are not aware of any material pending or threatened litigation against EuroTel.

We have filed a number of claims against former customers for amounts owed to EuroTel for services rendered. As of March 31, 2002, the total amount of outstanding claims was Sk194 million. We do not expect to recover any material amounts in connection with these claims.

Item 2.     Changes in securities and use of proceeds

None.

Item 3.     Defaults upon senior securities

None.

Item 4.     Submission of matters to vote of security holders

None.

Item 5.     Other information

None.

Item 6.     Exhibits and reports on Form 8-K

(a)  Exhibits

None.

(b)  Reports on Form 8-K

None.

EUROTEL BRATISLAVA, A.S.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EUROTEL BRATISLAVA, A.S.

By:	/S/ ROBERT CHVATAL
Robert Chvatal Chief Executive Officer

By:	/S/ IVAN BOSNAK
Ivan Bosnak Chief Financial Officer
Date: May 15, 2002